Exhibit 99.2

HAOXI HEALTH TECHNOLOGY LIMITED
ROOM 801, TOWER C, FLOOR 8, BUILDING 103
HUIZHONGLI, CHAOYANG DISTRICT
BEIJING, CHINA

SCAN TO
VIEW MATERIALS & VOTE

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T00954-S40122

HAOXI HEALTH TECHNOLOGY LIMITED

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

The Board of Directors recommends you vote FOR the following proposals:

	For	Against	Abstain
1. As an ordinary resolution, that the authorized share capital of the Company be increased from US$384,250,000 divided into (i) 1,200,000,000 Class A Ordinary Shares of US$0.32 par value each and (ii) 781,250 Class B Ordinary Shares of US$0.32 par value each, to US$35,200,000,000,000 divided into (i) 100,000,000,000,000 Class A Ordinary Shares of par value US$0.32 each; and (ii) 10,000,000,000,000 Class B Ordinary Shares of par value US$0.32 each (the "Share Capital Increase").	☐	☐	☐
2. As a special resolution, that subject to and immediately following the Share Capital Increase being effected, the Company adopt the eighth amended and restated memorandum and articles of association (the "Eighth Amended M&AA"), in the form attached hereto as Exhibit A, in substitution for, and to the exclusion of, the Company's existing seventh amended and restated memorandum and articles of association (the "Seventh Amended M&AA"), to reflect the Share Capital Increase and the Change of Quorum (as defined in the proxy statement).	☐	☐	☐
3. As an ordinary resolution that:	☐	☐	☐

a) conditional upon the approval of the Board in its sole discretion, with effect as of the date or dates the Board may determine from time to time (the "Effective Date") and subject to such Effective Date or Effective Dates being within two calendar years of the date of the Extraordinary Meeting:

i) the authorized, issued, and outstanding Ordinary Shares of the Company be consolidated by consolidating such whole number of Ordinary Shares, within an aggregate cumulative ratio change of not less than 1-for-2 and not more than 1-for-8,000, as the Board may determine in its sole discretion, into one (1) Ordinary Share of the same class, with such consolidated Ordinary Shares having the same rights and being subject to the same restrictions (save as to par value) as the existing Ordinary Shares of such class as set out in the Company's then existing memorandum and articles of association (the "Share Consolidation"), provided that the Board may implement one or more Share Consolidations pursuant to this authorization and the aggregate cumulative ratio of all such Share Consolidations shall not exceed 1-for-8,000;

ii) no fractional Ordinary Shares be issued in connection with any Share Consolidation and, in the event that a shareholder would otherwise be entitled to receive a fractional Ordinary Share upon any Share Consolidation, the total number of Ordinary Shares to be received by such shareholder be rounded up to the next whole Ordinary Share; and

ii) any change to the Company's authorized share capital in connection with, and as necessary to effect, any Share Consolidation be and is hereby approved, such amendment to be determined by the Board in its sole discretion; and

b) any one director or officer of the Company be and is hereby authorized, for and on behalf of the Company, to do all such other acts or things necessary or desirable to implement, carry out and give effect to any Share Consolidation, if and when deemed advisable by the Board in its sole discretion.

	For	Against	Abstain
4. As a special resolution, that subject to and immediately following any Share Consolidation being effected, the Company adopt a further amended and restated memorandum and articles of association in substitution for, and to the exclusion of, the Company's then existing memorandum and articles of association, with the only amendments being made to reflect the Share Consolidation and as the directors may approve in their absolute discretion without further approval by the shareholders.	☐	☐	☐
5. As an ordinary resolution, the 2026 Extraordinary Meeting be adjourned to a later date or dates or sine die, if necessary, to permit further solicitation and vote of proxies, if there are not sufficient votes at the time of the 2026 Extraordinary Meeting or adjournment or postponement thereof to approve of the foregoing proposals (the "Adjournment").	☐	☐	☐

NOTE: Such other business as may properly come before the meeting or any adjournment thereof.

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature [PLEASE SIGN WITHIN BOX]	Date

Important Notice Regarding the Availability of Proxy Materials for the Extraordinary General Meeting: The Notice of Extraordinary General Meeting available at www.proxyvote.com 00955-S40122 HAOXI HEALTH TECHNOLOGY LIMITED Extraordinary General Meeting of Shareholders June 2, 2026 9:30 a.m., Eastern Time This proxy is solicited by the Board of Directors The shareholder(s) hereby appoint(s) or, if no person is otherwise specified, the chairman of the Meeting, Zhen Fan, with the power to appoint (his/her) substitute, and hereby authorize(s) them to represent and to vote, as designated on the reverse side of this ballot, all of the shares of HAOXI HEALTH TECHNOLOGY LIMITED that the shareholder(s) is/are entitled to vote at the Extraordinary General Meeting of Shareholders to be held at 9:30 a.m., Eastern Time, on June 2, 2026, at Room 801, Tower C, Floor 8, Building 103, Huizhongli, Chaoyang District, Beijing, China, in person, and any adjournment or postponement thereof. This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors’ recommendations. Continued and to be signed on reverse side